Filed Pursuant to Rule 433

Relating to

Preliminary Prospectus Supplement dated October 5, 2016

to Prospectus dated January 29, 2016

Registration No. 333-208956

Bluerock Residential Growth REIT, Inc.

2,700,000 Shares

7.125% Series D Cumulative Preferred Stock

(Liquidation Preference $25.00 per Share)

Final Term Sheet

Issuer:	Bluerock Residential Growth REIT, Inc. (the “Issuer”)

Type of Security:	7.125% Series D Cumulative Preferred Stock (the “Shares”)

Base Shares:	2,700,000

Liquidation Preference:	$25.00 per Share

Base Amount:	$67,500,000

Overallotment Shares:	405,000

Overallotment Amount:	$10,125,000

Trade Date:	October 5, 2016

Settlement Date (T+5):	October 13, 2016

Dividend Rate:	7.125%

Price to Investors:	$25.00 per Share

Underwriters’ Discount:	$2,126,250 ($2,445,188 inclusive of option to purchase additional shares)

Net Proceeds to Issuer (after estimated expenses payable by Issuer):	$64,973,750 ($74,779,813 inclusive of option to purchase additional shares)

Dividend Payment Dates:	January 5, April 5, July 5 and October 5 of each year

Record Dates:	December 25, March 25, June 25 and September 25 of each year

Optional Redemption:	Generally, the Issuer may not redeem any Shares prior to October 13, 2021, except in limited circumstances. On and after October 13, 2021, the Issuer may, at its option, redeem Shares, in whole or in part, at any time, solely for cash at a redemption price of $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any, to and including the redemption date.

Special Optional Redemption:

Upon the occurrence of a Change of Control/Delisting (as that term is defined in the preliminary prospectus supplement), the Issuer will have the option to redeem the Shares, in whole or in part, within 120 days, solely in cash at a redemption price of $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any.

Conversion Right Upon a Change of Control/Delisting:

Upon the occurrence of a Change of Control/Delisting (unless, prior to the Change of Control/Delisting Conversion Date (as defined in the preliminary prospectus supplement), the Issuer has provided or provide notice of its election to redeem the Series D Preferred Stock in whole or in part), each holder of shares of Series D Preferred Stock shall have the right, at such holder’s option, to convert any or all of such holder’s shares of Series D Preferred Stock on the Change of Control/Delisting Conversion Date into a number of shares of Class A common stock per share of Series D Preferred Stock to be converted, equal to the lesser of:

	•	the quotient obtained by dividing (i) the sum of (x) the liquidation preference amount of $25.00 per share of Series D Preferred Stock, plus (y) any accrued but unpaid dividends (whether or not declared) to and including the Change of Control/Delisting Conversion Date by (ii) the Class A Common Share Price (as defined in the preliminary prospectus supplement); and

	•	4.15973, subject to certain adjustments.

Voting Rights:	Holders of Shares will generally have no voting rights. However, if dividends on the Shares have not been paid for each of six or more consecutive quarterly periods, the holders of Shares along with holders of the Issuer’s securities ranking on parity with the Shares with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable will have the right to elect two (2) additional members to the Issuer’s board of directors. Further, the holders of Shares will retain voting rights with respect to amendments or alterations to the Issuer’s charter that would materially and adversely affect the terms of the Shares, and other matters which may negatively affect the rights of holders of Shares, as set forth in the Prospectus Supplement.

Listing:	The Shares are expected to be listed on the NYSE MKT under the symbol “BRG-PrD.”

CUSIP / ISIN:	09627J 656 / US09627J6560

Book-Running Managers:	Janney Montgomery Scott LLC, D.A. Davidson & Co. and Oppenheimer & Co. Inc.

Co-Lead Manager:	BB&T Capital Markets, a division of BB&T Securities, LLC

Co-Managers:	JMP Securities LLC, Boenning & Scattergood, Inc. and William Blair & Company, L.L.C.

The offering is being made pursuant to the Issuer’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”), which became effective on January 29, 2016. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. Copies of the prospectus supplement and accompanying prospectus may be obtained from the SEC’s website at www.sec.gov or by contacting: Janney Montgomery Scott, LLC, Attention: Fixed Income Capital Markets, 1717 Arch Street, Philadelphia, PA 19103, or by email at prospectus@janney.com or D.A. Davidson & Co., Attention: Syndicate, 8 Third Street North, Great Falls, MT 59404, phone: 1-800-332-5915, email: prospectusrequest@dadco.com.